3561
May 17, 2005

Rodney R Ray
President
Epic Financial Corporation
7545 N. Del Mar Avenue, Suite 102
Fresno, CA
93711

Re:	Form 8-K filed 5/09/2005
	File No. 000-33417

Dear Mr. Ray:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note the audit report on the financial statements filed with the Commission covered the fiscal years ended October 31, 2004 and 2003. It appears that your fiscal year end is October 31. However, your disclosures refer to the audit report for the financial statements for the year ended December 31, 2004. In addition, Item
304(a)(1)(ii) of Regulation S-B requires you to disclose regarding the former accountant`s report on the financial statements for the two most recent fiscal years. Please revise.
2.  We note your disclosure regarding existence of any
disagreements
during the fiscal year ended December 31, 2004.  It appears that your
fiscal year end is October 31.   Please revise to include
disclosures
regarding existence of any disagreements with the former accountant to cover the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation as required by Item 304(a)(1)(iv)(A) of Regulation S-B.


3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

           Please file your supplemental response and amendment via
EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

             Direct any questions regarding this letter to Raj
Rajan
at 202.551-3388.


						Sincerely,


						Raj Rajan
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE